March 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume

Michael Kennedy

Mara L. Ransom

Sondra Snyder

Re:	Azure Power Global Limited

Registration Statement on Form F-1

Filed December 16, 2015

CIK No. 0001633438

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated January 13, 2016 regarding the above-referenced Registration Statement on Form F-1 (CIK No. 0001633438) filed with the Commission on December 16, 2015 (the “Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Registration Statement in response to the Staff’s comments and is filing its Amendment No. 1 to the Registration Statement on Form F-1 on EDGAR (the “Amended F-1”) that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended F-1. Page references in the text of this response letter correspond to page numbers in the Amended F-1.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

Response to Staff Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

General and Administrative Expenses, page 82

1.    We note that you have explained Rs. 156.9 of the Rs. 190.4 million total increase in general and administrative expenses during the year ended March 31, 2015 compared to the prior year. Please expand your discussion to explain the remaining Rs. 33.5 million change between periods and to explain why this line item increased as a percentage of sales.

The Company acknowledges the Staff’s comment and has revised the explanation for total increase in general and administrative expenses during the year ended March 31, 2015 compared to the prior year on page 82 to address the Staff’s comment.

The remaining Rs. 33.5 million change between the periods primarily resulted from office rent and related infrastructure costs as the scale of the Company’s business has expanded. Furthermore, this line item increased as a percentage of sales primarily due to expenses incurred during the year in connection with this offering.

Liquidity Position

Compulsorily Convertible Preferred Shares, page 86

2.    We note your disclosure in the fourth paragraph on page 82 that you have continued to treat your compulsorily convertible preferred shares as a non-current liability due to certain limitations in the amount that can be bought back within twelve months of the balance sheet. As your Series A, B, C, D and F compulsorily convertible preferred shares are classified within mezzanine equity on your balance sheet, it appears that this disclosure may be related solely to your Series E compulsorily convertible preferred shares which are classified as long-term debt. Please revise your disclosures as necessary.

The Company acknowledges the Staff’s comment and submits that its Series E compulsorily convertible preferred shares were treated as a non-current liability due to certain limitations in the amount that can be bought back within twelve months of the balance sheet. However, following the externalization process described in “Management Discussion and Analysis of Financial Condition and Results of Operations—Corporate Structure” resulting in the replacement of AZI issued compulsorily convertible preferred shares with Azure Power Global Limited issued compulsorily convertible preferred shares, there are no restrictions on Azure Power Global Limited’s ability to buy back the full amount of its Series E, together with the subsequently issued Series G, compulsorily convertible preferred shares under Mauritius law within 12 months of the balance sheet date. Accordingly, the Series E and Series G preferred shares are classified as current portions of long-term debt as of December 31, 2015. The disclosure has been revised on page 87.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

Three Months Ended June 30, 2015 Compared to Three Months Ended June 30, 2014 Cash flow data, page 89

3.    We are unable to calculate all amounts presented in the “Change” column of your tables presented on pages 84 and 86. Please revise your disclosures as necessary.

The Company acknowledges the Staff’s comment and has considered the Staff’s comment when preparing the updated disclosure for cash flow data for the nine months ended December 31, 2015 and 2014 on page 89.

Year Ended March 31, 2015 Compared to Year Ended March 31, 2014

Financing Activities, page 91

4.    We note that as part of your explanation of your cash flows from financing activities during the year ended March 31, 2015 you disclose that you raised Rs. 238.6 from the issuance of compulsorily convertible debentures. However, based on your statement of cash flows it appears you raised Rs. 180 million from the issuance of compulsorily convertible debentures. Please revise for accuracy or tell us why you believe no revision is necessary.

The Company acknowledges the Staff’s comment and has revised the explanation for cash flows from financing activities during the year ended March 31, 2015 on pages 91 to address the Staff’s comment.

Management

Audit Committee, page 135

5.    Please tell us how you determined that Mr. Elmore satisfies the audit committee independence requirements set forth in the New York Stock Exchange’s Listed Company Manual in light of the fact that he has guaranteed a bank loan to Mr. Inderpreet Wadhwa and is a managing member of Foundation Capital Management Co., VI, LLC, which beneficially owns FC VI India Venture, a 5% or greater holder of your shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 135 to address the Staff’s comment. As of the date of the Amended F-1, Mr. Elmore is not an independent director according to the New York Stock Exchange’s Listed Company Manual in light of the fact that he has guaranteed a bank loan to Mr. Inderpreet Wadhwa. Accordingly, the initial members of the Company’s audit committee will consist of Mr. Robert Kelly and Mr. Sanjeev Aggarwal. The Company’s board of directors has determined that each of Messrs. Kelly and Aggarwal satisfies the independence requirements set forth in the New York Stock Exchange’s Listed Company Manual. Pursuant to Section 303A of the New York Stock

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

Exchange’s Listed Company Manual, the Company’s audit committee must have at least three members within one year of listing and a fully independent committee within one year of the effective date of its registration statement. The Company intends to add an additional independent director to the audit committee prior to such time and has added disclosure to that effect on page 135.

Related Party Transactions

Shareholders Agreement, page 147

6.    We note that you, AZI, and your founders have entered into an amended shareholders agreement. Please enhance your disclosure of the material terms of this agreement. For example, you state that the agreement confers board nomination rights but you do not disclose which shareholder(s) holds such rights and how many board members the shareholder(s) may nominate

The Company acknowledges the Staff’s comment and has revised the disclosure of the material terms of the Shareholders Agreement on page 147 to address the Staff’s comment.

Taxation, page 163

7.    Please clarify why a tax opinion has not been provided for the jurisdiction of the United States.

The Company acknowledges the Staff’s comment and submits that a tax opinion has not been provided for the jurisdiction of the United States because one is not required. Only material tax consequences require a tax opinion to be filed pursuant to Item 601(b)(8) of Regulation S-K. Tax consequences are material to investors when they are so unusual or complex that investors would need the benefit of an expert’s opinion. See Section III.A.2 of Staff Legal Bulletin 19. The U.S. federal income tax consequences to a U.S. holder of equity shares in a foreign company (i.e., the taxability of dividends, capital gain or loss on the disposition of such shares) are not unusual or complex to investors and, thus, an expert’s opinion would not be beneficial.

Financial Statements for the Year Ended March 31, 2015 and 2015

General

8.    Please update your interim financial statements to include unaudited financial statements for the six months ended September 30, 2015 and 2014. Please refer to Item 4(b) of Form F-1, Item 8 A.5. of Form 20-F and Rule 3-12(f) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Amended F-1 to include unaudited financial statements for the nine months ended December 31, 2015 and 2014 to address the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

Note 10. Long term debt, page F-21

9.    We note your response to comment 5 wherein you refer us to your response to comment 8 in your response dated May 27, 2015. You stated in your response dated May 27, 2015 that compulsory convertible debentures of one holder do not convert upon consummation of the IPO, but instead convert upon the expiration of a lock-up period. In the current response, however, you state that all of your convertible securities, including the compulsory convertible debentures, will convert to equity shares immediately prior to the closing of the IPO. So that we may clearly understand your responses, please provide the following information:

•	Please confirm, if true, that the compulsory convertible debentures of the one holder you previously stated would convert upon the expiration of a lock-up period, do in fact convert upon consummation of the IPO.

•	If such debentures do not convert upon consummation of the IPO, please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and the parent company’s equity in the undistributed earnings of 50 percent or less owned persons would exceed 25 percent of your consolidated net assets at either of the March 31, 2015 or June 30, 2015 testing dates if you did not treat such debentures as having been converted at each of those dates. If such threshold is met, please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

The Company respectfully submits that all of its convertible securities, including the compulsory convertible debentures of one holder that it previously disclosed as converting upon the expiration of a six month’s lock-up period, will convert into its equity shares immediately prior to the closing of the IPO. At the time of the Company’s response dated May 27, 2015, one holder of compulsory convertible debentures wished to have its securities remain outstanding at the AZI level for six months after the IPO instead of exchanging its AZI securities for securities of the Company along with the other convertible security holders. However, such holder now intends to have its securities converted into equity shares of the Company immediately prior to the closing of the IPO along with the other convertible security holders and intends to participate in the IPO as a selling shareholder. Therefore, all of the Company’s convertible securities will convert into equity shares immediately prior to the closing of the IPO.

Condensed Consolidated Financial Statements for the Three Months Ended June 30, 2015 and 2014

Note 9. Long term debt, page F-63

10.    We note your disclosure on page F-63 that during September 2015 you obtained waivers from your lenders for certain debt covenant violations and “as a result of which, the aforementioned loans have been classified as current as of June 30, 2015.” Please confirm whether or not the related debt is classified as current at June 30, 2015 and revise your disclosures if necessary.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-63 to address the Staff’s comment. The Company confirms that the related debt has been classified as non-current as of December 31, 2015.

Note 19. Fair Value Measurements, page F-76

11.    Please tell us why you have classified your compulsory convertible debentures and preferred shares within the Level 2 fair value hierarchy as of June 30, 2015. If there truly was a classification change from Level 3 during the interim period, tell us in detail how you determined Level 2 was an appropriate classification and provide the disclosures required by ASC 820-10-50-2.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-76 to address the Staff’s comment. The Company has classified the compulsory convertible debentures and preferred shares within the Level 3 fair value hierarchy as of December 31, 2015.

5.1 Opinion

12.    Please have counsel clarify that, when issued, the Shares will be non-assessable as that term is understood under U.S. law. In this regard, it appears that counsel’s opinion references a definition of “non-assessable” that differs from U.S. law. Refer to Section II.B.1.c of Staff Legal Bulletin 19 located at our web-site.

Counsel acknowledges the Staff’s comment and has revised the opinion in Exhibit 5.1 to address the Staff’s comment and clarify that, when issued, the equity shares will be non-assessable as the term is understood under U.S. law.

13.    Because your counsel is using a short-form tax opinion, revise the prospectus to state that the discussion constitutes counsel’s opinion and counsel’s opinion should be revised to confirm that the discussion in the prospectus constitutes their opinion. Refer to Section III.C.2 of Staff Legal Bulletin 19 located at our web-site.

The Company and Counsel acknowledge the Staff’s comment and have revised the disclosure on page 163 and Counsel’s opinion to address the Staff’s comment.

8.1 Opinion

14.    Here, or in the section of the prospectus entitled “Indian Taxation,” please have counsel clearly identify each material tax consequence being opined upon, set forth their opinion for each identified tax item, and set forth the basis for the opinion. Refer to Section III.C.1 of Staff Legal Bulletin 19.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

The Company and Counsel acknowledge the Staff’s comment and have revised the disclosure on page 163 to address the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

March 1, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa
Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq
Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain